Mail Stop 4561

      May 5, 2006



William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Sweet Success Enterprises, Inc.
1250 NE Loop 410, Suite 520
San Antonio, TX  78209

Re:	Sweet Success Enterprises, Inc.
	Amendment No. 3 to Registration Statement on Form 10-SB
	File No. 0-51542
      Filed April 26, 2006

Dear Mr. Gallagher:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-SB

Registration Statement Cover Page

1. Please revise to note that the Securities and Exchange
Commission
has relocated to Room 1580, 100 F Street N.E., Washington, D.C.
20549.

Marketing, page 4

2. We note your response to prior comment 2. Please revise to describe the material terms of the contingents sales. In this regard, we note that the contingent sales are subject to certain return provisions.

3. We note your response to prior comment 2.  It appears to us that
your disclosure now indicates that you have had approximately
$98,000
in sales orders of which you may have deferred revenue on approximately $33,000 due to outstanding return provisions. Further, we note that you have from inception recognized sales revenues of less than $4,500 through December 31, 2005. Please help us to reconcile your disclosure of sales orders to the revenues on your statements of operations and advise us if there was a significant amount of sales orders that were filled subsequent to December 31, 2005. Additionally, please clarify for us whether the 3,400 cases shipped as part of your promotions was in addition to the 5,700 cases shipped to date to your store locations and please clarify in your disclosure.

Employment Agreement, page 5

4. You indicate in the penultimate paragraph on page 5 that "employment agreements have been entered into with all current employees..." You also indicate on page 20 that "as of the current date, the Company does not have any employment agreements." Please revise this apparent discrepancy.

Financial Statements

Report of Independent Registered Public Accounting Firm

5. Please have your independent auditors` revise their opinion to indicate that they have audited the cumulative information which you have reported within your financial statements as a result of being a development stage company.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Direct any questions regarding the accounting comments to Howard
Efron at (202) 551-3439, or Steven Jacobs, Accounting Branch
Chief,
at (202) 551-3403. Direct any other questions to Jeffrey A. Shady at
(202) 551-3471, or the undersigned at (202) 551-3495.

	Sincerely,



	Elaine Wolff
	Legal Branch Chief

cc: 	Gary A. Agron, Esq.  (via facsimile)
William J. Gallagher
Sweet Success Enterprises, Inc.
May 5, 2006
Page 3